UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission file number: 001-42544

Skycorp Solar Group Limited

Room 303, Block B, No.188 Jinghua Road, Yinzhou District,

Ningbo City, Zhejiang Province, China 315048

+86 0574 87966876

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 28, 2026, Skycorp Solar Group Limited (the “Company”) issued a press release announcing its receipt a written notification letter (the “Compliance Notice”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC dated April 27, 2026, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). According to the Compliance Notice, for the last 10 consecutive business days, from April 13, 2026 to April 24, 2026, the closing bid price of the Company’s Class A ordinary shares has been above $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed. Therefore, the Company’s Class A ordinary shares are no longer subject to delisting.

A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

2

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Skycorp Solar Group Limited Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skycorp Solar Group Limited

Date: April 28, 2026	By:	/s/ Weiqi Huang
	Name:	Weiqi Huang
	Title:	Chief Executive Officer, Chairman of the Board, Director

4